Exhibit 99.2

Canadian Solar Inc.

(the “Company”)

Annual General Meeting of Shareholders

June 21, 2024

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations

The following sets forth a summary of matters voted upon at the annual general meeting of shareholders of the Company held on June 21, 2024 (the “Meeting”) and the outcome of the vote for each such matter.

1.	The following persons were elected as directors of the Company to serve until the next annual meeting of shareholders of the Company or until their successors are elected or appointed by a majority of the votes cast on the matter by those shareholders of the Company present in person or by proxy at the Meeting. The votes cast for each person were as follows:

	Votes Cast For	% Votes Cast For	Votes Withheld	% Votes Withheld
To elect directors for ensuing year
Shawn (Xiaohua) Qu	26,143,137	81.66	5,871,394	18.34
Harry E. Ruda	31,573,973	98.62	440,558	1.38
Lauren C. Templeton	30,263,336	94.53	1,751,195	5.47
Andrew (Luen Cheung) Wong	27,531,898	86.00	4,482,633	14.00
Leslie Li Hsien Chang	31,688,564	98.98	325,967	1.02
Yan Zhuang	31,755,651	99.19	258,880	0.81
Xinbo Zhu	24,512,096	76.57	7,502,435	23.43

2.	Deloitte Touche Tohmatsu Certified Public Accountants LLP was re-appointed as auditors of the Company for the ensuing year at such remuneration as may be fixed by the directors by a majority of the votes cast on the matter by those shareholders of the Company present in person or by proxy at the Meeting, and the directors were authorized to fix such remuneration. The votes were cast as follows:

Votes Cast For	% Votes Cast For	Votes Against	% Votes Against	Votes Abstain	% Votes Abstain
39,583,222	99.24	206,862	0.52	94,834	0.24

Date: June 21, 2024